PANEL HEARINGS BEGIN FOR TASEKO’S NEW PROSPERITY PROJECT
Statement by Russell Hallbauer, President & CEO, Taseko Mines

July 22, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB)

We are pleased the 30-day public hearing phase of the environmental assessment of the New Prosperity Project begins today. The opportunity for the public to offer their views on this project and its relationship to their community is an important part of the process.

As a Company we have done what we were asked to do. We have brought forward a new design that includes an additional $300 million commitment to environmental responsibility, saves Fish Lake and preserves it for future generations.

The federal government is trying to answer one fundamental question: Is it in the best interests of Canada, and in the interests of the central interior communities of British Columbia, to use this small piece of property near and around Fish Lake?

The answer is yes, overwhelmingly so.

New Prosperity is aligned with the values, interests and expectations of Canadians, specifically Canadians who call the Cariboo home. It will provide training and employment opportunities for First Nations and enable members, particularly youth, to train and work where they live and remain in their communities.

New Prosperity is a rare opportunity. The public value and benefit generated by the construction and operation of New Prosperity can be measured in thousands of jobs and in billions of dollars in new tax revenues for government.

This $1 billion project, along with the substantial public benefit that will flow from its development can be accomplished without significant risk to the environment and with the very highest standards of mine development in the world for which British Columbians, including those working for our company, are recognized.

Our workforce, some 700 strong living in the region and committed to the Cariboo, is a capable group of experienced people with a proven track record of performance.

The mine plan is not experimental but rather founded on proven engineering and science, utilizing operating procedures and equipment that are currently in use every day at mines in Canada, elsewhere in the world and right here in BC at our Gibraltar Mine, also near Williams Lake.

With the public hearings underway, the people of the Cariboo get to express their views about this project and what role it might play in contributing to the future of their communities.

Then it will be up to Ottawa and we will all wait to learn our fate and whether or not the political leaders in this country have been stirred to action by this region’s determination to secure a future of new prosperity for themselves and their families.

For a summary of the New Prosperity Environmental Impact Statement and for regular updates throughout the panel process visit www.newprosperityproject.ca.

Media: Brian Battison, Vice President, Corporate Affairs - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.